EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$417	$448	$1,254	$1,246
Fixed charges excluding preferred stock dividends and accretion	70	95	234	283
Income for computation excluding interest on deposits	487	543	1,488	1,529
Interest expense excluding interest on deposits	56	80	193	242
One-third of rent expense	14	15	41	41
Preferred stock dividends and accretion	8	—	24	125
Fixed charges including preferred stock dividends and accretion	78	95	258	408
Ratio of earnings to fixed charges, excluding interest on deposits	6.24x	5.72x	5.77x	3.75x
Including Interest on Deposits
Income from continuing operations before income taxes	$417	$448	$1,254	$1,246
Fixed charges excluding preferred stock dividends and accretion	101	162	340	514
Income for computation including interest on deposits	518	610	1,594	1,760
Interest expense including interest on deposits	87	147	299	473
One-third of rent expense	14	15	41	41
Preferred stock dividends and accretion	8	—	24	125
Fixed charges including preferred stock dividends and accretion	109	162	364	639
Ratio of earnings to fixed charges, including interest on deposits	4.78x	3.77x	4.38x	2.75x